Filed Pursuant to Rule 424(b)(3)

Registration No. 333-129651

WELLS TIMBERLAND REIT, INC.

(FORMERLY WELLS TIMBER REAL ESTATE INVESTMENT TRUST, INC.)

SUPPLEMENT NO. 2 DATED NOVEMBER 20, 2006

TO THE PROSPECTUS DATED AUGUST 11, 2006

This document supplements, and should be read in conjunction with, our prospectus dated August 11, 2006, as supplemented by Supplement No. 1 dated September 28, 2006, relating to our offering of 85,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the change of our company’s name;

•	the status of our public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 7, 2006; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2006.

Change of Company Name

On November 20, 2006, we amended and restated our charter to, among other things, change our company’s name to Wells Timberland REIT, Inc. The other provisions of our amended and restated charter are described in our prospectus.

Status of Our Public Offering

We commenced our initial public offering of 85,000,000 shares of common stock on August 11, 2006, which consisted of a 75,000,000-share primary offering and a 10,000,000-share offering under our distribution reinvestment plan. We have not yet sold any shares of our common stock to the public.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto contained in this Supplement No. 2 as well as our consolidated financial statements and the notes thereto included in the prospectus. This discussion contains forward-looking statements, which can be identified with the use of forward-looking terminology such as “may,” “will,” “intend” or similar words. Actual results may differ from those described in forward-looking statements. For a discussion of the factors that could cause actual results to differ from those anticipated, see “Risk Factors” in the prospectus.

During the period ended September 30, 2006, our attention focused primarily on our formation and the registration of our initial offering of shares to the public, which was declared effective on August 11, 2006. We have not yet sold any shares of our common stock to the public under our initial offering.

We intend to generate the substantial majority of our revenue and income by selling to third parties the right to access our land and harvest our timber, primarily pursuant to supply agreements and through open market sales. We also anticipate generating revenue and income from selling timberland considered by third parties to have a higher and better use, leasing land-use rights, and permitting others to extract natural resources other than timber. We anticipate funding the acquisition of timberland with equity or debt, or a combination thereof, the allocation of which will primarily depend upon the availability of these resources relative to the timing and availability of suitable investment opportunities.

Our most significant risks and challenges include our ability to raise a sufficient amount of equity that will allow us to invest in a diversified portfolio. To the extent that significant funds are not raised, we may not be able to achieve sufficient diversification to guard against the general economic, industry-specific, financing and operational risks generally associated with individual investments.

Liquidity and Capital Resources

Overview

In the future, we anticipate raising capital proceeds from the sale of our common stock under our initial offering and investing such proceeds in acquisitions of timberland. After raising capital under our initial offering and acquiring timberland, we expect our primary source of operating cash flows to be generated from the sale to third parties of timberland and rights to access our land and harvest our timber. The amount of future dividends to be paid to our stockholders will be largely dependent upon, among other things, the amount of cash generated from our operating activities, our expectations of future cash flows and our determination of near-term cash needs for capital expenditures and debt repayments.

Short-Term Liquidity and Capital Resources

During the nine months ended September 30, 2006, net cash outflows from operating activities were approximately $0.6 million and represent payments for administrative costs and advance payments for directors’ and officers’ insurance premiums. Our net operating cash outflows were financed entirely by Wells Capital, Inc., our advisor (the “Advisor”). As of September 30, 2006, we held cash balances of approximately $0.2 million, and owed the Advisor approximately $0.6 million for operating expenditures funded on our behalf.

In the future, we intend to raise capital proceeds from the sale of common stock under our initial offering and from third-party borrowings, and to use such capital primarily to fund future acquisitions of timberland. Further, we intend to repay amounts due to the Advisor upon commencing active operations.

Long-Term Liquidity and Capital Resources

Potential future sources of capital include proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations. We anticipate funding dividends to our stockholders from net cash flows from operations; however, we may periodically borrow funds on a short-term basis to fund dividends as well.

We expect our principal demands for capital to include funding acquisitions of timberland, either directly or through investments in joint ventures, capital improvements for such timberland, offering-related costs, operating expenses, including interest expense on any outstanding indebtedness and dividends.

In determining how and when to allocate cash resources in the future, we will initially consider the source of the cash. Substantially all cash raised from operations, after payments of periodic operating expenses and certain capital expenditures required for our timberland, is anticipated to be used to pay dividends to stockholders. Therefore, to the extent that cash flows from operations are lower, dividends are anticipated to be lower as well. Substantially all net proceeds generated through the sale of our shares under our initial offering or from debt financing will be available to fund acquisitions of timberland, capital expenditures identified at the time of acquisition and to pay down outstanding borrowings. If sufficient equity or debt capital is not available, our future investments in timberland will be lower. Our charter generally limits our borrowings to a level that is less than 300% of our net assets, which we generally expect to approximate 75% of our total assets, before adjustments for noncash reserves and depreciation. We intend to maintain debt levels subject to this limitation over the long term; however, we may borrow in excess of this limitation temporarily upon the approval of our independent directors.

Results of Operations

We have not received and accepted the minimum subscription of $2 million as of the date of this Supplement No. 2. Accordingly, we did not engage in active operations during the periods presented. Our

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net losses for the three and nine months ended September 30, 2006 are primarily comprised of administrative costs related to directors’ and officers’ insurance premiums, directors’ fees, and consulting fees.

Our results of operations are not indicative of those expected in future periods. After raising equity proceeds under our initial offering, we expect to acquire interests in timberland and to subsequently generate timber revenues, net of cost of sales, selling expenses, general and administrative expenses, and interest expense, in the future.

Election as a REIT

We intend to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intend to operate as such beginning with our taxable period ending either December 31, 2006 or December 31, 2007. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes.

Critical Accounting Policies

Our accounting policies have been established to conform to accounting principles generally accepted in the United States (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact the comparability of our results of operations to those of companies in similar businesses.

A discussion of the accounting policies that we intend to adopt upon commencing active operations, and which management deems critical because they may require complex judgment in their application or otherwise require estimates about matters that are inherently uncertain, is provided below:

Merchantable Inventory and Depletion Costs as Determined by Forestry Timber Harvest Models

Significant assumptions and estimates are used in the recording of timberland inventory cost and depletion. Merchantable standing timber inventory will be estimated annually, using industry-standard computer software. The inventory calculation will take into account growth, in-growth (annual transfer of oldest pre-merchantable age class into the merchantable inventory), timberland sales, and the annual harvest.

The age at which timber is considered merchantable will be reviewed periodically and updated for changing harvest practices, future harvest age profiles, and biological growth factors. An annual depletion rate will be established by dividing merchantable inventory book cost by standing merchantable inventory. Pre-merchantable records will be maintained for each planted year age class, recording acres planted, stems per acre, and costs of planting and tending. Changes in the assumptions and/or estimations used in these calculations may affect our results, in particular, timber inventory and depletion costs. Factors that can impact timber volume include weather changes, losses due to natural causes, differences in actual versus estimated growth rates, and changes in the age when timber is considered merchantable.

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Impairment of Long-Lived Assets

We evaluate our ability to recover our net investment in long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets used in a business when the carrying value (net book value) of such assets exceeds the estimated future undiscounted cash flows attributable to such assets over their expected useful life. Impairment losses are measured by the extent to which the carrying value of a group of assets exceeds the fair value of such assets at a given point in time. When the fair values of the assets are not available, we estimate the fair values by using the discounted expected future cash flows attributable to the assets. The cash flows are discounted at the risk-free rates of interest. Future cash flow estimates are based on probability-weighted projections for a range of possible outcomes. Furthermore, SFAS No. 144 requires recognition of an impairment loss in connection with long-lived assets held for sale when the carrying value of such assets exceeds an amount equal to their fair value less selling costs.

Our assets are tested for impairment whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable through future operations. SFAS No. 144 requires that long-lived assets be grouped and evaluated for impairment at the lowest level for which independent cash flows are generated, as discussed below:

(1)	Timber and Timberlands Used in Our Business. SFAS No. 144 provides that for assets used in a business, an impairment loss is recorded only when the carrying value of such assets is not recoverable through future operations. The recoverability test is based on undiscounted future cash flows over the expected life of the assets. We intend to use one harvest cycle for evaluating the recoverability of our timber and timberlands.

(2)	Timber and Timberlands Held for Sale. SFAS No. 144 provides that an impairment loss is recognized for long-lived assets held for sale when the carrying value of such asset exceeds an amount equal to its fair value less selling costs. An asset is generally considered to be held for sale when we have committed to plan to sell the asset, the asset is available for immediate sale in its present condition, we have initiated an active program to locate a buyer, and the sale is expected to close within one year.

Realizability of Recorded and Unrecorded Tax Assets and Liabilities

To realize tax benefits associated with our status as a REIT will require extensive tax planning and in many cases will depend upon events in the future and our strategy in structuring transactional terms and conditions. As a result, the effective tax rate and amount of taxes paid during various fiscal periods may vary greatly. As a REIT, if certain requirements are met, only the taxable REIT subsidiaries will be subject to corporate income taxes.

Revenue Recognition

Revenue from the sale of timber is recognized when the following criteria are met: (1) persuasive evidence of an agreement exists, (2) delivery has occurred, (3) our price to the buyer is fixed and determinable and (4) collectibility is reasonably assured. Real estate sales of timberland will be recorded when title passes and full payment or a minimum down payment, generally defined as 25.0% of the gross sale price, is received and full collectibility is assured. If a down payment of less than the minimum down payment is received at closing, we will record revenue based on the installment method.

Related-Party Transactions and Agreements

We have engaged the Advisor and its affiliates to perform certain services under agreements which require us to pay fees and reimbursements to Wells Capital or its affiliates, including asset management and disposition fees, selling commissions and dealer-manager fees, as well as subject to certain limitations, reimbursements of organization and offering costs, and certain operating costs. See Note 3 to our accompanying consolidated financial statements for a detailed discussion of our related-party agreements and the related transactions, fees and reimbursements.

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Commitments and Contingencies

As of September 30, 2006, the Advisor had incurred organization and offering expenses on our behalf of approximately $1.3 million, of which we will reimburse the Advisor up to 1.2% of total gross capital raised from the sale of our common stock to the public. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds, or if we are unable to raise a minimum of $2.0 million under our initial offering on or before August 11, 2007 (one year following the commencement of our initial offering), we will not be obligated to reimburse the Advisor for such costs. See Note 3 to our accompanying consolidated financial statements for further discussion of the terms of the Advisory Agreement.

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INDEX OF FINANCIAL STATEMENTS

Page
Wells Timberland REIT Inc. and Subsidiaries — September 30, 2006

Consolidated Balance Sheets as of September 30, 2006 (unaudited) and December 31, 2005	F-2

Consolidated Statements of Loss for the Three Months and Nine Months Ended September 30, 2006 (unaudited)	F-3

Consolidated Statements of Stockholder’s Equity for the Period from November 10, 2005 (inception) through December 31, 2005 and for the Nine Months Ended September 30, 2006 (unaudited)	F-4

Consolidated Statement of Cash Flows for the Nine Months Ended September 30, 2006 (unaudited)	F-5

Condensed Notes to Consolidated Financial Statements (unaudited)	F-6

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	(Unaudited) September 30, 2006	December 31, 2005
Assets:
Cash and cash equivalents	$203,000	$203,000
Prepaid expenses	129,998	—

Total assets	$332,998	$203,000

Liabilities:
Due to affiliate	$566,847	$—

Commitments and Contingencies	—	—

Minority Interest	3,000	3,000

Stockholder’s Equity:
Preferred stock, $0.01 par value; 100 million shares authorized, no shares issued or outstanding	—	—
Common stock, $0.01 par value; 900 million shares authorized, 20,000 shares issued and outstanding	200	200
Additional paid-in capital	214,500	199,800
Accumulated deficit	(451,549)	—

Total stockholder’s equity	(236,849)	200,000

Total liabilities, minority interest, and stockholder’s equity	$332,998	$203,000

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF LOSS

	(Unaudited) Three Months Ended September 30, 2006	(Unaudited) Nine Months Ended September 30, 2006
Revenues	$—	$—

Expenses:
General and administrative	(254,019)	(451,549)

Net loss	$(254,019)	$(451,549)

Per share information – basic and diluted:

Net loss allocated to common stockholders	$(12.70)	$(22.58)

Weighted-average common shares outstanding – basic and diluted	20,000	20,000

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

FOR THE PERIOD FROM NOVEMBER 10, 2005 (INCEPTION) THROUGH

DECEMBER 31, 2005 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

(UNAUDITED)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount
Balance, November 10, 2005 (inception)	—	$—	$—	$—	$—

Issuance of common stock	20,000	200	199,800	—	200,000

Balance, December 31, 2005	20,000	200	199,800	—	200,000

Net loss	—	—	—	(451,549)	(451,549)

Stock options granted	—	—	14,700	—	14,700

Balance, September 30, 2006	20,000	$200	$214,500	$(451,549)	$(236,849)

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited) Nine Months Ended September 30, 2006
Cash Flows from Operating Activities:
Net loss	$(451,549)
Stock-based compensation expense	14,700
Change in asset necessary to reconcile net loss to net cash used in operating activities:
Increase in prepaid expenses	(129,998)

Net cash used in operating activities	(566,847)

Cash Flows from Financing Activities:
Due to affiliate	566,847

Net cash provided by financing activities	566,847

Net change in cash and cash equivalents	—

Cash and cash equivalents, beginning of period	203,000

Cash and cash equivalents, end of period	$203,000

Supplemental Disclosure of Non-Cash Financing Activity:
Stock options granted	$14,700

See accompanying notes.

WELLS TIMBERLAND REIT, INC. AND SUBSIDIARIES

CONDENDSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2006 (UNAUDITED)

1.	Organization

Wells Timberland REIT, Inc. (“Wells Timber REIT”) was formed on September 27, 2005 as a Maryland corporation that intends to qualify as a real estate investment trust (“REIT”). Prior to November 20, 2006, Wells Timber REIT was known as Wells Timber Real Estate Investment Trust, Inc. Prior to November 9, 2005, Wells Timber REIT was known as Wells Real Estate Investment Trust IV, Inc. Substantially all of Wells Timber REIT’s business is expected to be conducted through Wells Timberland Operating Partnership, L.P. (“Wells Timber OP”), a Delaware limited partnership formed on November 9, 2005. Wells Timber OP was formerly known as Wells Timber Operating Partnership, L.P. With respect to Wells Timber OP, Wells Timber REIT is the sole general partner, possesses full legal control and authority over its operations, and owns 99% of its common units. Wells Capital, Inc. (the “Advisor”) is the sole limited partner of Wells Timber OP and has contributed $2,000 and $1,000 to Wells Timber OP for 200 common units and 100 special partnership units, respectively. Unless otherwise noted, references to Wells Timber REIT herein shall include Wells Timber REIT, Wells Timber OP, and Wells Timberland TRS, Inc. (“Wells Timber TRS”). Wells Timber TRS was formerly known as Wells Timber TRS, Inc. Wells Timber REIT has not engaged in active operations to date.

Wells Timber REIT and Wells Timber OP have executed an agreement with the Advisor (as amended and restated, the “Advisory Agreement”), under which the Advisor will perform certain key functions on behalf of Wells Timber REIT and Wells Timber OP, including, among others, the investment of capital proceeds and management of day-to-day operations.

Wells Timber REIT expects to acquire timberland properties in the timber-producing regions of the United States and, to a limited extent, in other countries. Wells Timber REIT intends to generate a substantial majority of its revenue and income by selling the rights to access land and harvest timber to third parties pursuant to supply agreements and through open-market sales. Wells Timber REIT expects to generate additional revenues and income from selling high-quality timberland, selling the rights to extract natural resources from timberland other than timber, and leasing land-use rights to third parties.

As of September 30, 2006 and December 31, 2005, Wells Timber REIT and Wells Timber OP have neither purchased nor contracted to purchase any assets, nor has the Advisor identified any assets in which there is a reasonable probability that Wells Timber REIT or Wells Timber OP will invest.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of Wells Timber REIT have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission, including the instructions to Form 10-Q and Article 10 of Regulation S-X. In the opinion of management, the statements for these unaudited interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair and consistent presentation of the results for such periods. Results for these interim periods are not necessarily indicative of results for a full year. Wells Timber REIT’s consolidated financial statements include the accounts of Wells Timber REIT, Wells Timber OP and Wells Timber TRS. The financial statements of Wells Timber OP are prepared using accounting policies consistent with those used by Wells Timber REIT. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Wells Timber REIT considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Short-term investments are stated at cost, which approximates fair value and may consist of investments in money market accounts. There are no restrictions on the use of Wells Timber REIT’s cash balances as of September 30, 2006 or December 31, 2005.

Prepaid Expenses

Prepaid expenses represents prepayments of directors and officers insurance premiums, which will be expensed as incurred in future periods. Balances without a future economic benefit are written off as they are identified.

Organization and Offering Costs

Organization and offering costs are incurred by the Advisor on behalf of Wells Timber REIT and, accordingly, are not a direct liability of Wells Timber REIT. Such costs include legal and accounting fees, printing costs, and other offering expenses, and specifically exclude sales or underwriting commissions. Under the terms of the Advisory Agreement discussed in Note 3, upon the sale of shares of common stock to the public, Wells Timber REIT will be obligated to reimburse the Advisor in an amount equal to the lesser of actual costs incurred or 1.2% of total gross capital raised from the sale of shares to the public, subject to certain limitations.

Income Taxes

Wells Timber REIT intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable period ending either December 31, 2006 or December 31, 2007. To qualify as a REIT, Wells Timber REIT must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of Wells Timber REIT’s ordinary taxable income to stockholders. As a REIT, Wells Timber REIT generally will not be subject to federal income tax on taxable income it distributes to stockholders. If Wells Timber REIT fails to qualify as a REIT in any taxable year, it will then be subject to federal income taxes on its taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the Internal Revenue Service grants Wells Timber REIT relief under certain statutory provisions.

On January 1, 2006, Wells Timber REIT formed Wells Timber TRS, a wholly owned subsidiary organized as a Delaware corporation. Wells Timber REIT has elected to treat Wells Timber TRS as a taxable REIT subsidiary. Wells Timber REIT may perform additional, non-customary services through Wells Timber TRS, including any real estate or non-real estate related services; however, any earnings related to such services will be subject to federal and state income taxes. In addition, for Wells Timber REIT to qualify as a REIT, Wells Timber REIT’s investment in Wells Timber TRS may not exceed 20% of value of the total assets of Wells Timber REIT.

3.	Related-Party Transactions

Advisory Agreement

Wells Timber REIT and Wells Timber OP entered into the Advisory Agreement as of November 9, 2005, which became effective on August 11, 2006 and which was amended and restated as of August 24, 2006. Pursuant to the Advisory Agreement, the Advisor is entitled to specified fees for certain services, including, among other services, the investment of capital proceeds and management of day-to-day operations.

Under the terms of the Advisory Agreement, upon raising at least $2.0 million from the sale of common stock to the public in its initial offering, Wells Timber REIT will become obligated to reimburse the

Advisor for organization and offering costs equal to the lesser of actual costs incurred or 1.2% of the total gross offering proceeds raised. To the extent that organization and offering costs exceed 1.2% of gross offering proceeds or if Wells Timber REIT does not raise at least $2.0 million in its initial offering on or before August 11, 2007, all organization and offering costs will be incurred by the Advisor and not by Wells Timber REIT. As of September 30, 2006 and December 31, 2005, the Advisor had incurred aggregate organization and offering expenses on behalf of Wells Timber REIT of approximately $1,396,000 and $591,000, respectively.

Under the terms of the Advisory Agreement, Wells Timber REIT will pay a monthly asset management fee equal to one-twelfth of 1.25% of the greater of (i) the gross cost of all investments made on behalf of Wells Timber REIT and (ii) the aggregate value of such investments. The Advisor anticipates that it will engage experienced timber management companies to assist the Advisor with certain of its responsibilities under the Advisory Agreement, including investing in timberland, managing day-to-day operations, and selling timber on the behalf of Wells Timber REIT. Any timber managers would perform these services under contracts with the Advisor and would be compensated by the Advisor under the terms of such contracts.

Wells Timber REIT will reimburse the Advisor for all costs and expenses the Advisor incurs in fulfilling its duties as the asset portfolio manager. These costs and expenses may include wages and salaries and other employee-related expenses of the Advisor’s employees engaged in the management, administration, operations, and marketing functions. Employee-related expenses include taxes, insurance and benefits relating to such employees, and legal, travel, and other out-of-pocket expenses that are directly related to the services they provide. The Advisor will allocate its reimbursable costs of providing these services among Wells Timber REIT and the various affiliated public real estate investment programs (the “Wells Real Estate Funds”) based on time spent on each entity by individual personnel.

Wells Timber REIT will pay a fee to the Advisor for services related to the disposition of investment properties. When Wells Timber REIT sells a property, if the Advisor provided a substantial amount of services in connection with the sale (as determined by Wells Timber REIT’s independent directors), it will pay the Advisor a fee equal to (i) for each property sold at a contract price up to $20.0 million, up to 2.0% of the sales price, and (ii) for each property sold at a contract price in excess of $20.0 million, up to 1.0% of the sales price. The precise amount of the fee within the preceding limits will be determined by Wells Timber REIT’s board of directors, including a majority of the independent directors, based on the level of services provided and market norms. The real estate disposition fee may be in addition to real estate commissions paid to third parties. However, the total real estate commissions (including such disposition fee) may not exceed the lesser of (i) 6.0% of the sales price of each property or (ii) the level of real estate commissions customarily charged in light of the size, type, and location of the property. To date, the Advisor has not earned any such fees with regard to Wells Timber REIT.

The Advisory Agreement has a one-year term that began on August 11, 2006, the effective date of the Advisory Agreement, and renews for successive one-year terms upon the mutual consent of the parties. Wells Timber REIT may terminate the Advisory Agreement without penalty upon 60 days’ written notice. If Wells Timber REIT terminates the Advisory Agreement, Wells Timber REIT will pay the Advisor all unpaid reimbursements of expenses and all earned but unpaid fees. In addition, if the Advisory Agreement is terminated without cause, the special units of limited partnership held by the Advisor will be redeemed for the payments described below under Note 5.

Dealer-Manager Agreement

Wells Timber REIT has executed a dealer-manager agreement, whereby Wells Investment Securities, Inc. (“WIS”), an affiliate of the Advisor, will perform the dealer-manager function for Wells Timber REIT’s initial offering. For these services, WIS shall earn a fee of up to 7.0% of the gross offering proceeds from the sale of the shares of Wells Timber REIT. Additionally, WIS will earn a dealer-manager fee of 1.8% of the gross offering proceeds at the time the shares are sold. Some or all of the fees under the dealer-manager agreement will be re-allowed to participating broker/dealers. Dealer-manager fees apply only to the sale of shares in the primary offering, and do not apply to the sale of shares under Wells Timber REIT’s distribution reinvestment plan (the “DRP”).

Due to Affiliate

As of September 30, 2006, due to affiliate represents amounts due to the Advisor for operating expenditures funded on behalf of Wells Timber REIT pursuant to the Advisory Agreement. Wells Timber REIT intends to repay this amount upon commencing active operations.

Conflicts of Interest

The Advisor also is a general partner or advisor of the various Wells Real Estate Funds. As such, in connection with serving as a general partner or advisor for Wells Real Estate Funds, the Advisor may encounter conflicts of interests with regard to allocating human resources and making decisions related to investments, operations, and disposition-related activities for Wells Timber REIT and Wells Real Estate Funds.

Additionally, three members of the board of Wells Timber REIT also serve on the board of two other REITs sponsored by the Advisor and will encounter certain conflicts of interest regarding investment and operations decisions.

4.	Minority Interest

On November 9, 2005, Wells Timber OP issued 20,000 common units to Wells Timber REIT and 200 common units to the Advisor in exchange for $200,000 and $2,000, respectively. The common units that were purchased by Wells Timber REIT and were purchased by the Advisor represent limited partnership interests in Wells Timber OP of approximately 99% and 1%, respectively.

Limited partners holding common units representing limited partnership interests in Wells Timber OP have the option to redeem such units after the units have been held for one year. Unless Wells Timber REIT exercises its right to purchase common units of Wells Timber OP for shares of its common stock, Wells Timber OP would redeem such units with cash.

On November 9, 2005, Wells Timber OP also issued 100 special units to the Advisor for $1,000. The holder of special units does not participate in the profits and losses of Wells Timber OP. Amounts payable to the holder of the special units, if any, will depend on the amount of net sales proceeds received from property dispositions or the market value of Wells Timber REIT’s shares upon listing, or the fair market value of Wells Timber REIT’s assets upon the termination of the Advisory Agreement without cause. See Notes 3 and 5.

5.	Special Units

The Advisor is the holder of the special units of limited partnership interest in Wells Timber OP. As such, the Advisor may be entitled to receive certain cash distributions so long as the special units remain outstanding as well as a potential one-time payment upon the redemption of the special units. So long as the special units remain outstanding:

•	After Wells Timber REIT has made distributions to its stockholders (including amounts paid to redeem shares pursuant to its share redemption plan) equal to, in the aggregate, a return of the total capital raised from stockholders plus a cumulative, non-compounded return on average invested capital of 7% per year, then the Advisor is entitled to receive a distribution from Wells Timber OP equal to the difference between (1) 10% of the aggregate net sales proceeds from the sale of all properties and real estate related investments to date and (2) the total amount of all prior distributions to the Advisor of net sales proceeds.

•	Notwithstanding the foregoing, after Wells Timber REIT has made distributions to its stockholders (including amounts paid to redeem shares pursuant to its share redemption plan) equal to, in the aggregate, a return of the total capital raised from stockholders plus a cumulative, non-compounded return on average invested capital of 8% per year, then the Advisor is entitled to receive a distribution from Wells Timber OP equal to the difference between (1) 20% of the aggregate net sales proceeds from the sale of all properties and real estate related investments to date and (2) the total amount of all prior distributions to the Advisor of net sales proceeds.

In addition, the special units will be redeemed by Wells Timber OP, resulting in a one-time payment to the holder of the special units, upon the earliest to occur of the following events:

(i)	the listing of Wells Timber REIT’s common stock on a national securities exchange (the “Listing Liquidity Event”); or

(ii)	the termination or nonrenewal of the Advisory Agreement (a “Termination Event”).

The redemption payment due upon a Listing Liquidity Event is calculated as follows:

•	If (i) the market value of Wells Timber REIT’s outstanding common stock at listing plus the total distributions paid to stockholders prior to listing exceeds (ii) the sum of the total amount of capital raised from stockholders (less amounts paid to redeem shares pursuant to the share redemption plan) and an amount of cash that, if distributed to the stockholders as of the date of listing, would have provided them with a cumulative, non-compounded return on the average invested capital equal to 7% per year, then the redemption payment will equal 10% of such excess amount.

•	Notwithstanding the foregoing, if (i) the market value of Wells Timber REIT’s outstanding common stock at listing plus the total distributions paid to stockholders prior to listing exceeds (ii) the sum of the total amount of capital raised from stockholders (less amounts paid to redeem shares pursuant to the share redemption plan) and an amount of cash that, if distributed to the stockholders as of the date of listing, would have provided them with a cumulative, non-compounded return on the average invested capital equal to 8% per year, then the redemption payment will equal 20% of such excess amount.

In the event of redemption upon listing, Wells Timber OP would pay the redemption amount in cash or Wells Timber REIT would have the option to purchase the special units in exchange for cash or shares of its common stock.

The redemption payment due upon a Termination Event, other than a termination for cause, is equal to the aggregate amount of net sales proceeds that would have been distributed to the holder of the special units as described above if, on the date of the occurrence of the Termination Event, all assets of Wells Timber OP had been sold for their fair market value and all liabilities of Wells Timber OP had been satisfied in full according to their terms. In the event of termination of the Advisory Agreement without cause, Wells Timber OP would either redeem the special units for cash or issue an interest-bearing promissory note in an amount equal to the redemption payment. If the promissory note is not paid within five years of issuance, Wells Timber REIT would be required to purchase the note in exchange for cash or shares of its common stock.

In the event Wells Timber REIT terminates the Advisory Agreement for cause, which includes fraud, criminal conduct, willful misconduct, willful or grossly negligent breach of fiduciary duty and a material breach of the Advisory Agreement by the Advisor, Wells Timber OP would redeem the special units for $1.00.

6.	Stockholder’s Equity

General

As of September 30, 2006 and December 31, 2005, 20,000 shares of common stock have been issued to the Advisor.

All of the common shares have a par value of $0.01 per share and entitle the holders, subject to the rights of holders of any series of preferred shares, to one vote per share on all matters upon which stockholders are entitled to vote, to receive dividends and other distributions as authorized by the board of directors in accordance with the Maryland General Corporation Law and to all rights of a stockholder pursuant to the Maryland General Corporation Law. The common stock has no preferences or preemptive, conversion or exchange rights.

Wells Timber REIT is authorized to issue one or more series of preferred shares, par value of $0.01 per share. Prior to the issuance of such shares, the board of directors shall have the power from time to time to classify or reclassify, in one or more series, any unissued shares constituting such series and the designation, preferences, conversion, and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of such shares. As of September 30, 2006 and December 31, 2005, Wells Timber REIT has not issued any shares of preferred stock.

Stock Incentive Plan

Wells Timber REIT has adopted a long-term incentive plan, which will be used to attract and retain qualified independent directors, employees, advisors, and consultants, as applicable, subject to certain limitations. A total of 500,000 shares of common stock have been authorized and reserved for issuance under the stock incentive plan, of which 100,000 of such common shares are reserved for issuance to independent directors.

The exercise price of any award shall not be less than the fair market value of the common stock on the date of the grant. Wells Timber REIT’s board of directors or a committee of its independent directors administers the incentive plan, with sole authority (following consultation with the Advisor) to select participants, determines the types of awards to be granted, and all of the terms and conditions of the awards, including whether the grant, vesting or settlement of awards may be subject to the attainment of one or more performance goals. No awards will be granted under the plan if the grant, vesting and/or exercise of the awards would jeopardize Wells Timber REIT’s status as a REIT under the Internal Revenue Code or otherwise violate the ownership and transfer restrictions imposed under Wells Timber REIT’s charter. Unless determined by Wells Timber REIT’s board of directors or a committee of its independent directors, no award granted under the long-term incentive plan will be transferable except through the laws of descent and distribution.

In addition to cash compensation, upon the appointment of an independent director to Wells Timber REIT’s board, each director receives a grant of options to purchase 2,500 shares of Wells Timber REIT’s common stock. Of the options granted, one-third are immediately exercisable on the date of grant, one-third will become exercisable on the first anniversary of the date of grant, and the remaining one-third will become exercisable on the second anniversary of the date of grant. These initial grants of options are anti-dilutive with an exercise price of $10.00 per share. Upon each subsequent re-election of the independent director to the board, he or she will receive a subsequent grant of options to purchase 1,000 shares of Wells Timber REIT’s common stock. The exercise price for the subsequent options will be the greater of (1) $10.00 per share or (2) the fair market value of the shares on the date of grant.

During 2006, Wells Timber REIT issued 2,500 options to each of the independent directors appointed to Wells Timber REIT’s board. As of September 30, 2006, approximately 3,333 of the 10,000 shares issued were exercisable, and the weighted-average contractual remaining life of the exercisable options was approximately 9.4 years. In accordance with Statement of Financial Accounting Standard (“SFAS”) No. 123 (Revised 2004), Share-Based Payment, Wells Timber REIT estimated the fair value of each stock option granted in 2006 as of the respective grant date using the Black-Scholes-Merton model with the following assumptions:

	Options granted on May 25, 2006	Options granted on February 2, 2006
Risk-free rate	4.86%	4.42%
Projected future dividend yield	3.00%	3.00%
Expected life of the options	6 years	6 years
Volatility	0.272	0.283

As none of the options described above have been exercised, Wells Timber REIT does not have relevant historical data on which to base an estimate of the expected life of the independent director options. The expected life of such options has been estimated to equal one-half of the sum of the contractual term (10 years), plus the weighted-average vesting period (one year). As Wells Timber REIT’s common stock is not publicly traded, Wells Timber REIT does not have relevant historical data on which to base an estimate of volatility in the value of such options. The volatility of such options has been estimated to equal the average fluctuations in historical stock prices of companies that are similar to Wells Timber REIT other than being publicly traded. Based on the above assumptions, the fair value of the options granted during the nine months ended September 30, 2006 equals approximately $25,000 and will be amortized to compensation expense over the weighted-average vesting period of one year.

Distribution Reinvestment Plan

Wells Timber REIT has adopted the DRP, a distribution reinvestment plan through which stockholders may elect to reinvest an amount equal to the distributions declared on their shares of common stock into shares of Wells Timber REIT’s common stock in lieu of receiving cash distributions. Shares may be purchased under the DRP for a price equal to: (i) during Wells Timber REIT’s initial offering, $9.55 per share; (ii) during any subsequent public equity offering, 95.5% of the offering price per share in such offering; and (iii) for the first 12 months subsequent to the close of Wells Timber REIT’s last public equity offering prior to the listing of its shares on a national securities exchange, 95.5% of the most recent offering price per share. After that 12-month period, Wells Timber REIT will publish a per-share valuation determined by the Advisor or another firm chosen for that purpose, and distributions will be reinvested at a price equal to the most recently published per-share estimated value. Participants in the DRP may purchase fractional shares so that 100% of the distributions may be used to acquire additional shares of Wells Timber REIT’s common stock.

Share Redemption Plan

The board of directors of Wells Timber REIT has adopted a share redemption plan. The plan allows stockholders who hold their shares for more than one year to sell their shares back to Wells Timber REIT, subject to certain limitations and penalties. The share redemption plan provides that Wells Timber REIT may repurchase a stockholder’s common stock for $9.10 per share during Wells Timber REIT’s initial offering.

The initial redemption price is expected to remain fixed until one year after Wells Timber REIT completes its initial offering or any subsequent public equity offerings (other than secondary offerings or offerings related to a distribution reinvestment plan, employee benefit plan or the issuance of shares upon redemption of interests in Wells Timber OP).

Thereafter, the redemption price would equal 95% of the per-share value of Wells Timber REIT as estimated by the Advisor or another firm chosen by the board of directors for that purpose.

Redemptions sought within two years of the death or qualifying disability of a stockholder do not require a one-year holding period, and the redemption price is the amount paid for the share until one year after completion of the above-mentioned offering stage. Thereafter, the redemption price would be the higher of the amount paid for the shares or 95% of the per-share net asset value as estimated by the Advisor or another firm chosen by Wells Timber REIT’s board of directors for that purpose.

The shares redeemed under the plan, other than upon the death or qualifying disability of a stockholder, could not exceed the lesser of (i) the amount redeemable from the sum of net proceeds from the sale of shares through the DRP plus any additional amounts reserved for redemptions by Wells Timber REIT’s board of directors, or (ii) in any calendar year, 5% of the weighted-average common shares outstanding during the preceding year. The board of directors could amend or terminate the share redemption plan upon 30 days’ notice or prior to satisfaction of either of the preconditions to adoption noted above.

7.	Economic Dependency

Wells Timber REIT will be dependent on the Advisor, or its affiliates, for certain services that are essential to Wells Timber REIT, including the sale of Wells Timber REIT’s shares of common stock, asset acquisition and disposition decisions, and other general and administrative responsibilities. In the event that the Advisor is unable to provide such services, Wells Timber REIT would be required to find alternative service providers.

8.	Commitments and Contingencies

Litigation

Wells Timber REIT is not subject to any material litigation nor, to management’s knowledge, is any material litigation currently threatened against Wells Timber REIT.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Timberland REIT, Inc. (formerly Wells Timber Real Estate Investment Trust, Inc.) consists of this sticker, the prospectus dated August 11, 2006, Supplement No. 1 dated September 28, 2006, and Supplement No. 2 dated November 20, 2006.

Supplement No. 1 includes:

•	the status of our public offering;

•	changes to the suitability standards applicable to investors in Iowa;

•	information about the timing of our qualification as a real estate investment trust, or REIT;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on September 22, 2006; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2006.

Supplement No. 2 includes:

•	the change of our company’s name;

•	the status of our public offering;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 6, 2006; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2006.